SECURITIES AND EXCHANGE COMMISSION

                                  WASHINGTON, D.C. 20549

                                        SCHEDULE 13G

                         Under the Securities Exchange Act of 1934

                                        Petrofina
               ------------------------------------------------------------
                                     (Name of Issuer)

                                      Common Stock
              ------------------------------------------------------------
                             (Title of Class of Securities)

                                      716485123
              ------------------------------------------------------------
                                 (CUSIP NUMBER)

                             Concordia Partners, L.P.
                           c/o Quorum International Ltd.
                                     Reid House
                                  31 Church Street
                              Hamilton, HM 12 Bermuda


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              - with copies to -

                          Michael G. Tannenbaum, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                            900 Third Avenue - 13th Floor
                           New York, New York 10022
                                 (212) 508-6700

                               April 5, 1999
                        (Date of event which requires
                            filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |_|  Rule 13d-1-(b)

          |X|  Rule 13d-1-(c)

          |_|  Rule 13d-1-(d)

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                 Page 1 of 6 Pages

CUSIP No. 716485123

1.       Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (entities only)

Concordia Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         a.       |_|

         b.       |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Bermuda

Number of Shares    5.  Sole Voting Power    226,632 Warrants

  Beneficially
  Owned by          6.  Shared Voting Power           0
  Each
  Reporting         7.  Sole Dispositive Power    226,632 Warrants
  Person
  With              8.  Shared Dispositive Power     0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                 226,632 Warrants

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row 9   5.09% of Warrants
12.      Type of Reporting Person (See Instructions)  PN


                                                 Page 2 of 6 Pages

CUSIP No. 716485123

Item 1(a)         Name of Issuer:

Petrofina

Item 1(b)         Address of Issuer:

52, rue de l'Industrie
B-1040 Brussels, Belgium

Item 2(a)         Name of Person Filing:

Concordia Partners, L.P. (the "Partnership")

Item 2(b)         Address of Principal Business Office or, if none, Residence:

The address of the reporting person is:

Concordia Partners, L.P.
c/o Quorum International Ltd.
Reid House
31 Church Street
Hamilton, HM 12, Bermuda

Item 2(c)         Citizenship:

Bermuda

Item 2(d)         Title of Class of Securities:

Warrants

Item 2(e)         CUSIP Number:

716485123

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing person is a:


                                                 Page 3 of 6 Pages

CUSIP No. 716485123

a.       |_|      Broker or dealer registered under Section 15 of the Act,
b.       |_|      Bank as defined in Section 3(a)(6) of the Act,
c.       |_|      Insurance Company as defined in Section 3(a)(19) of the Act,
d.       |_|      Investment Company registered under Section 8 of the
                  Investment Company Act,
e.       |_|      Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f.       |_|      Employee Benefit Plan, or Endowment Fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F),
g.       |_|      Parent Holding Company or Control Person, in accordance with
                  Rule 13d-1(b)(ii)(G); (Note:  see Item 7)
h.       |_|      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);
i.       |_|      A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940;
j.       |_|      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to ss.240.13d-1(c), check this box |X|.

Item 4   Ownership:

         (a)      Amount Beneficially Owned:

                  As of April 5, 1999, 226,632 Warrants were beneficially owned by the Partnership.

         (b)      Percent of Class:  5.09%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           226,632 Warrants

                  (ii)     shared power to vote or direct the vote:

                           0

                  (iii) sole power to dispose or to direct the disposition of:

                           226,632 Warrants




                                                 Page 4 of 6 Pages

CUSIP No. 716485123


                  (iv)     shared power to dispose or direct the disposition of:

                           0

Item 5            Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable

Item 8            Identification and Classification of Members of the Group:

                  Not applicable

Item 9            Notice of Dissolution of Group:

                  Not applicable

Item 10           Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the insurer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                                 Page 5 of 6 Pages

CUSIP No. 716485123


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 13, 1999
---------------------------------------------------------------------------

Date


/s/ Basil Williams
---------------------------------------------------------------------------

Signature


Basil Williams, Director, Concordia Partners, L.P.
---------------------------------------------------------------------------

Name/Title


                                                 Page 6 of 6 Pages